SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                     SCHEDULE 13D

                        Under the Securities Exchange Act of 1934
                                   (Amendment No. 5)*

                               CONTINENTAL AIRLINES, INC.
                                    (Name of Issuer)

                        CLASS A COMMON STOCK, $0.01 PAR VALUE
                            (Title of Class of Securities)

                                       210795209
                                     (CUSIP Number)

                                   DOUGLAS M. STEENLAND
                 EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              NORTHWEST AIRLINES CORPORATION
                                 2700 LONE OAK PARKWAY
                                   EAGAN, MINNESOTA 55121
                                 TELEPHONE: (612) 727-6500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and Communications)

                                  November 5, 2000
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ]

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________________________
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  210795209
---------------------------------------------------------------------------
1.   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Northwest Airlines Corporation (IRS Identification No. 41-1905580)
---------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)
     (b)
---------------------------------------------------------------------------
3.   SEC Use Only
---------------------------------------------------------------------------
4.   Source of Funds
     OO (See Item 3)
---------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]
---------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     State of Delaware
---------------------------------------------------------------------------
                                             7.   Sole Voting Power
             NUMBER                                       -0-
           OF SHARES                        -------------------------------
          BENEFICIALLY                       8.   Shared Voting Power
            OWNED BY                              9,514,868 shares
             EACH                           -------------------------------
           REPORTING                         9.   Sole Dispositive Power
          PERSON WITH                               -0-
                                            -------------------------------
                                             10.  Shared Dispositive Power
                                                  9,514,868 shares
---------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,514,868 shares
---------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (ii) Excludes Certain Shares
     [  ]
---------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     Class A - 86.7% (See Item 5)
---------------------------------------------------------------------------
14.  Type of Reporting Person
     CO

     This Amendment No. 5 (this "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on February 4, 1998, on behalf of Northwest Airlines Holdings Corporation, a Delaware corporation (formerly Northwest Airlines Corporation, "Holdings"), as amended by Amendment No. 1 thereto filed on March 5, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed on May 1, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed on November 30, 1998 ("Amendment No. 3"), and Amendment No. 4 thereto filed on November 2, 2000, relating to the Class A Common Stock, par value $.01 per share ("Issuer Class A Common Stock"), of Continental Airlines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D, as amended.

Item 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, is hereby amended and supplemented by adding the following at the end thereof:

     On November 6, 2000 Northwest Airlines Corporation("Northwest") issued a press release stating that on November 5, 2000, the Issuer, Holdings, Northwest and Northwest Airlines, Inc. reached an agreement in principle regarding the recapitalization of the Issuer's Class A common stock, the repurchase by the Issuer of certain Class A common stock of the Issuer owned by Northwest and Holdings and certain other matters related to the Alliance Agreement between the Issuer and Northwest Airlines, Inc.

     The Press Release, the Agreement in Principle and the related Class A Recapitalization Term Sheet are filed as Exhibits 11, 12 and 13, respectively, hereto.

     Except as described above, and except as described in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, Northwest has no plans or proposals which relate to or would result in any of the matters described in paragraphs (a) to (j) under Item 4 of the Schedule 13D.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The response to Item 4 above is incorporated in this Item 6 by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 11.  Press Release

     Exhibit 12.  Agreement in Principle

     Exhibit 13.  Class A Recapitalization Term Sheet


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2000


                                    NORTHWEST AIRLINES CORPORATION



                                    By: /s/ Douglas M. Steenland
                                        --------------------------------------
                                        Douglas M. Steenland
                                        Executive Vice President, General
                                        Counsel and Secretary